SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 20, 2019

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, February 20, 2019 regarding “Welcome to the Annual General Meeting of shareholders 2019 of Telefonaktiebolaget LM Ericsson”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ XAVIER DEDULLEN
Xavier Dedullen
Senior Vice President, Chief Legal Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: February 20, 2019

Annual General Meeting Telefonaktiebolaget LM Ericsson 2019

Welcome to the

Annual General Meeting of shareholders 2019

of Telefonaktiebolaget LM Ericsson

Telefonaktiebolaget LM Ericsson’s (reg. no 556016-0680) shareholders are invited to participate in the Annual General Meeting of shareholders to be held on Wednesday, March 27, 2019 at 3.00 p.m. at Kistamässan, Arne Beurlings Torg 5, Kista/Stockholm. Registration to the Annual General Meeting starts at 1.30 p.m.

Registration and notice of attendance

Shareholders who wish to attend the Annual General Meeting must

•	be recorded in the share register kept by Euroclear Sweden AB, the Swedish securities registry, on Thursday, March 21, 2019; and

•

give notice of attendance to the Company at the latest on Thursday, March 21, 2019. Notice of attendance can be given by telephone +46 (0)8 402 90 54 on weekdays between 10 a.m. and 4 p.m. or on Ericsson’s website www.ericsson.com.

Notice may also be given in writing to:

Telefonaktiebolaget LM Ericsson

General Meeting of shareholders

c/o Euroclear Sweden AB

Box 191

SE-101 23 Stockholm

Sweden

When giving notice of attendance, please state name, date of birth or registration number, address, telephone number and number of attending assistants, if any.

The Annual General Meeting will be conducted in Swedish and simultaneously translated into English.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2019

Shares registered in the name of a nominee

In addition to giving notice of attendance, shareholders having their shares registered in the name of a nominee, must request the nominee to temporarily enter the shareholder into the share register as per Thursday, March 21, 2019, in order to be entitled to attend the Annual General Meeting. The shareholder should inform the nominee to that effect well before that day.

Proxy

Shareholders represented by proxy shall issue a power of attorney for the representative. A power of attorney issued by a legal entity must be accompanied by a copy of the entity’s certificate of registration (should no such certificate exist, a corresponding document of authority must be submitted). In order to facilitate the registration at the Annual General Meeting, the power of attorney in the original, certificate of registration and other documents of authority should be sent to the Company in advance to the address above for receipt by Tuesday, March 26, 2019. Forms of power of attorney in Swedish and English are available on Ericsson’s website, www.ericsson.com.

Processing of personal data

For information on how your personal data is processed, see:

https://www.euroclear.com/dam/ESw/Legal/Privacy-notice-bolagsstammor-engelska.pdf

Agenda

1.	Election of the Chair of the Annual General Meeting

2.	Preparation and approval of the voting list

3.	Approval of the agenda of the Annual General Meeting

4.	Determination whether the Annual General Meeting has been properly convened

5.	Election of two persons approving the minutes

6.

Presentation of the annual report, the auditor’s report, the consolidated accounts, the auditor’s report on the consolidated accounts and the auditor’s report whether the guidelines for remuneration to group management have been complied with, as well as the auditor’s presentation of the audit work with respect to 2018

7.	The President’s speech. Questions from the shareholders to the Board of Directors and the management

8.	Resolution with respect to

8.1.	adoption of the income statement and the balance sheet, the consolidated income statement and the consolidated balance sheet;

Annual General Meeting Telefonaktiebolaget LM Ericsson 2019

8.2.	discharge of liability for the members of the Board of Directors and the President; and

8.3.	the appropriation of the results in accordance with the approved balance sheet and determination of the record date for dividend

9.	Determination of the number of Board members and deputies of the Board of Directors to be elected by the Annual General Meeting

10.

Determination of the fees payable to members of the Board of Directors elected by the Annual General Meeting and members of the Committees of the Board of Directors elected by the Annual General Meeting

11.	Election of the members and deputies of the Board of Directors

The Nomination Committee´s proposal for Board members:

11.1.	Jon Fredrik Baksaas

11.2.	Jan Carlson

11.3.	Nora Denzel

11.4.	Börje Ekholm

11.5.	Eric A. Elzvik

11.6.	Kurt Jofs

11.7.	Ronnie Leten

11.8.	Kristin S. Rinne

11.9.	Helena Stjernholm

11.10.	Jacob Wallenberg

12.	Election of the Chair of the Board of Directors

The Nomination Committee’s proposal:

The Nomination Committee proposes that Ronnie Leten be re-elected Chair of the Board of Directors.

13.	Determination of the number of auditors

14.	Determination of the fees payable to the auditors

15.	Election of auditors

16.	Resolution on the guidelines for remuneration to Group Management

17.	Long-Term Variable Compensation Program 2019 (“LTV 2019”)

17.1.	Resolution on implementation of Long-Term Variable Compensation Program 2019 (“LTV 2019”)

17.2.	Transfer of treasury stock for the LTV 2019

Annual General Meeting Telefonaktiebolaget LM Ericsson 2019

17.3.	Equity Swap Agreement with third party in relation to the LTV 2019

18.	Resolution on transfer of treasury stock to employees in relation to the resolution on the Long-Term Variable Compensation Program 2018 (“LTV 2018”)

18.1.	Transfer of treasury stock for the LTV 2018

18.2.	Equity Swap Agreement with third party in relation to the LTV 2018

19.	Resolution on transfer of treasury stock in relation to the resolutions on the Long-Term Variable Compensation Programs 2015, 2016 and 2017

20.

Resolution on proposal from the shareholder Einar Hellbom that the Annual General Meeting resolve to delegate to the Board to present a proposal on equal voting rights for all shares at the Annual General Meeting 2020

21.	Closing of the Annual General Meeting

Item 1 Chair of the Annual General Meeting

The Nomination Committee, appointed in accordance with the Instruction for the Nomination Committee resolved by the Annual General Meeting 2012, is composed of the Chair of the Committee Johan Forssell (Investor AB), Christer Gardell (Cevian Capital Partners Limited), Bengt Kjell (AB Industrivärden and Svenska Handelsbankens Pensionsstiftelse), Anders Oscarsson (AMF Försäkring and Fonder) and Ronnie Leten (Chair of the Board of Directors). The Nomination Committee proposes that Advokat Sven Unger be elected Chair of the Annual General Meeting of shareholders 2019.

Item 8.3 Dividend and record date

The Board of Directors proposes a dividend of SEK 1 per share and Friday, March 29, 2019, as record date for dividend. Assuming this date will be the record date, Euroclear Sweden AB is expected to disburse dividends on Wednesday, April 3, 2019.

Item 9 Number of Board members and deputies to be elected by the Annual General Meeting

According to the articles of association, the Board of Directors shall consist of no less than five and no more than twelve Board members, with no more than six deputies. The Nomination Committee proposes that the number of Board members elected by the Annual General Meeting of shareholders shall be ten and that no deputies be elected.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2019

Item 10 Fees payable to members of the Board of Directors elected by the Annual General Meeting and to members of the Committees of the Board of Directors elected by the Annual General Meeting

The Nomination Committee proposes that fees to non-employee Board members elected by the Annual General Meeting and non-employee members of the Committees of the Board of Directors elected by the Annual General Meeting be paid as follows:

•	SEK 4,075,000 to the Chair of the Board of Directors (unchanged);

•	SEK 1,020,000 each to the other Board members (previously SEK 990,000);

•	SEK 400,000 to the Chair of the Audit and Compliance Committee (previously SEK 350,000);

•	SEK 250,000 each to the other members of the Audit and Compliance Committee (unchanged);

•	SEK 200,000 to each Chair of the Finance, the Remuneration and the Technology and Science Committee (unchanged); and

•	SEK 175,000 each to the other members of the Finance, the Remuneration and the Technology and Science Committee (unchanged).

A basic principle when assessing Board fees is that these shall be competitive and make it possible to recruit and retain individuals with the best possible competence. When assessing the level of fees, a comparison has been made in relation to the Board fees in companies of equal size and complexity and it should be considered that the Ericsson Group has customers in more than 180 countries and that sales in 2018 amounted to approximately SEK 210 billion.

The Nomination Committee has compared the Board fees in Ericsson with Board fees in other international high-tech companies and has concluded that an increase of the Board fee from SEK 990,000 to SEK 1,020,000 and of the fee to the Chair of the Audit and Compliance Committee from SEK 350,000 to SEK 400,000 is reasonable and well-justified. The Nomination Committee considers that the fees to the Chair of the Board and the other fees for Committee work are reasonable and proposes that these remain unchanged.

The proposal of the Nomination Committee implies all in all an increase of the fees of less than 2% compared with the total fees to the corresponding number of Board and Committee members for Board and Committee work resolved by the Annual General Meeting 2018.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2019

Fees in the form of synthetic shares

Background

The Nomination Committee believes that it is appropriate that Board members elected by the shareholders hold shares in Ericsson, in order to strengthen the Board members’ and the shareholders’ mutual interests in the Company. The Nomination Committee recommends Board members elected by the shareholders to, during a five year period, build a holding of shares or synthetic shares in Ericsson at least corresponding to the value of the annual Board fee (excluding fees for Committee work), and that such holding be kept during the time the Board member remain Board member in Ericsson.

To make it possible for Board members to create an economic interest in the Company and considering that it is in many cases difficult for Board members to trade in the Company’s share due to applicable insider rules, the Nomination Committee proposes that the Board members should, as previously, be offered the possibility of receiving part of the Board fees in the form of synthetic shares. A synthetic share constitutes a right to receive payment of an amount which corresponds to the market value of a share of series B in the Company on Nasdaq Stockholm at the time of payment.

Proposal

The Nomination Committee therefore proposes that the Annual General Meeting of shareholders 2019 resolve that part of the fees to the Directors, in respect of their Board assignment (however, not in respect of Committee work), may be paid in the form of synthetic shares, on the following terms and conditions.

•	A nominated Director shall be able to choose to receive the fee in respect of his or her Board assignment, according to the following four alternatives:

(i)	25 percent in cash – 75 percent in synthetic shares

(ii)	50 percent in cash – 50 percent in synthetic shares

(iii)	75 percent in cash – 25 percent in synthetic shares

(iv)	100 percent in cash.

•

The number of synthetic shares to be allocated shall be valued to an average of the market price of shares of series B in the Company on Nasdaq Stockholm during a period of five trading days immediately following the publication of Ericsson’s interim report for the first quarter of 2019. The synthetic shares are vested during the term of office, with 25 percent per quarter of the year.

•

The synthetic shares give a right to, following the publication of Ericsson’s year-end financial statement in 2024, receive payment of a cash amount per synthetic share corresponding to the market price of shares of series B in the Company at the time of payment.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2019

•

An amount corresponding to dividend in respect of shares of series B in the Company, resolved by the Annual General Meeting during the holding period, shall be disbursed at the same time as the cash amount.

•

Should the Director’s assignment to the Board of Directors come to an end no later than during the third calendar year after the year in which the Annual General Meeting resolved on allocation of the synthetic shares, payment may take place the year after the assignment came to an end.

•	The number of synthetic shares may be subject to recalculation in the event of bonus issues, split, rights issues and similar measures, under the terms and conditions for the synthetic shares.

The complete terms and conditions for the synthetic shares are described in Exhibit 1 to the Nomination Committee’s proposal.

The financial difference for the Company, should all Directors receive part of their fees in the form of synthetic shares compared with the fees being paid in cash only, is assessed to be limited.

Item 11 Election of Board members and deputies of the Board of Directors

The Nomination Committee proposes that the following persons be re-elected Board members:

11.1	Jon Fredrik Baksaas

11.2	Jan Carlson

11.3	Nora Denzel

11.4	Börje Ekholm 11.5 Eric A. Elzvik

11.6	Kurt Jofs

11.7	Ronnie Leten

11.8	Kristin S. Rinne

11.9	Helena Stjernholm, and

11.10	Jacob Wallenberg

In the composition of the Board of Directors, the Nomination Committee considers, among other things, experience and competence needed in the Board of Directors and its Committees, and also the value of diversity in age, gender and cultural/geographic background as well as the need for renewal. The Nomination Committee has applied the Swedish Corporate Governance Code, Section 4.1, as diversity policy. The Nomination Committee also assesses the appropriateness of the number of members of the Board of Directors and whether the Board members can devote the necessary time required to fulfill their tasks as Board members in Ericsson. The Nomination Committee primarily searches for potential Board member candidates for the upcoming mandate period but also considers future competence needs.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2019

In its appraisal of qualifications and performance of the individual Board members, the Nomination Committee takes into account the competence and experience of each individual member along with the individual member’s contribution to the Board work as a whole and to the Committee work. The Nomination Committee has familiarized itself with the results of the Board work evaluation that was led by the Chair of the Board of Directors. The Nomination Committee believes that it is very important that the composition of Board members proposed includes complementing experiences and competencies to make it possible for the Board of Directors to contribute to a positive development of Ericsson. The Nomination Committee aims to propose a Board of Directors that constitutes a good team to lead Ericsson.

The Nomination Committee is of the opinion that the current Board of Directors and Board work is well functioning. Further it is the Nomination Committee’s view that the Board fulfils high expectations in terms of composition and that the Board of Directors as well as the individual Board members fulfil high expectations in terms of expertise. The Nomination Committee believes that the proposed Board composition provides the Company with the right conditions for realizing its long-term potential. Out of the proposed Board members to be elected by the Annual General Meeting of shareholders (excluding the President and CEO) 33% are women. The Nomination Committee strives to improve the gender balance on the Board of Directors over time. Since the Nomination Committee believes that stability and continuity on the Board of Directors is in the interest of Ericsson to secure continuity in the execution and follow up of Ericsson’s focused strategy, the Nomination Committee does not propose any changes to the composition of the Board of Directors this year.

Information regarding proposed Board members

Information regarding the proposed Board members is presented in Exhibit 2 to the Nomination Committee’s proposal.

Independence of Board members

The Nomination Committee has made the following assessments in terms of applicable Swedish independence requirements:

(i)	The Nomination Committee considers that at least the following Board members are independent of the Company and its senior management:

a.	Jon Fredrik Baksaas

b.	Jan Carlson

c.	Nora Denzel

d.	Eric A. Elzvik

e.	Kurt Jofs

f.	Ronnie Leten

g.	Kristin S. Rinne

Annual General Meeting Telefonaktiebolaget LM Ericsson 2019

h.	Helena Stjernholm

i.	Jacob Wallenberg

(ii)	From among the Board members reported in (i) above, the Nomination Committee considers that at least the following are independent of the Company’s major shareholders:

a.	Jon Fredrik Baksaas

b.	Jan Carlson

c.	Nora Denzel

d.	Eric A. Elzvik

e.	Kurt Jofs

f.	Kristin S. Rinne

Moreover, the Nomination Committee considers that at least the following Board members are independent in respect of all applicable independence requirements:

a.	Jon Fredrik Baksaas

b.	Jan Carlson

c.	Nora Denzel

d.	Eric A. Elzvik

e.	Kurt Jofs

f.	Kristin S. Rinne

The Nomination Committee concludes that the proposed composition of the Board of Directors meets the independence requirements applicable to Ericsson.

Item 12 Election of the Chair of the Board of Directors

The Nomination Committee proposes that Ronnie Leten be re-elected Chair of the Board of Directors.

Item 13 Number of auditors

According to the articles of association, the Company shall have no less than one and no more than three registered public accounting firms as auditor. The Nomination Committee proposes that the Company should have one registered public accounting firm as auditor.

Item 14 Fees payable to the auditor

The Nomination Committee proposes, like previous years, that the auditor fees be paid against approved account.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2019

Item 15 Election of auditor

In accordance with the recommendation of the Audit and Compliance Committee, the Nomination Committee proposes that PricewaterhouseCoopers AB be appointed auditor for the period as of the end of the Annual General Meeting 2019 until the end of the Annual General Meeting 2020 (re-election).

Item 16 Guidelines for remuneration to Group Management

The Board of Directors proposes that the Annual General Meeting resolve on unchanged guidelines for remuneration to Group Management for the period up to the 2020 Annual General Meeting compared to the guidelines resolved by the 2018 Annual General Meeting. Information on estimated costs for variable remuneration is appended to the proposal.

Guidelines for remuneration to Group Management

For Group Management consisting of the Executive Team, including the President and CEO, total remuneration consists of fixed salary, short- and long-term variable compensation, pension and other benefits.

The following guidelines apply for the remuneration of the Executive Team:

•

Variable compensation is in cash and stock-based programs, awarded against specific business targets derived from the long-term business plan approved by the Board of Directors. Targets may include share-price related or financial targets at either Group or unit level, operational targets, employee engagement targets or customer satisfaction targets.

•	All benefits, including pension benefits, follow the competitive practice in the home country taking total compensation into account.

•

By way of exception, additional arrangements can be made when deemed necessary. An additional arrangement can be renewed but each such arrangement shall be limited in time and shall not exceed a period of 36 months and twice the remuneration that the individual would have received had no additional arrangement been made.

•

The standard mutual notice period is no more than six months. Upon termination of employment by the Company, severance pay amounting to a maximum of 18 months fixed salary is paid. Notice of termination given by the employee due to significant structural changes, or other events that in a determining manner affect the content of work or the condition for the position, is equated with notice of termination served by the Company.

•

On a case to case basis, the mutual notice period can be increased to no more than 12 months in which case there will be a corresponding reduction in severance pay (where applicable). In all circumstances, fixed salary during the notice period plus any severance pay payable will not together exceed an amount equivalent to the individual’s 24 months fixed salary.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2019

Appendix to proposal on guidelines for remuneration to Group Management

Details of our Remuneration Policy and how we deliver on our policy and guidelines, including information on previously decided long term variable compensation that has not yet become due for payment, can be found in the Remuneration Report and in Note G2, “Information regarding Members of the Board of Directors, the Group Management” and Note G3, “Share-based compensation” in the annual report 2018.

With the current composition of the Executive Team, the Company’s cost during 2019 for variable remuneration to the Executive Team can, at a constant share price, be estimated to amount to between 0 and 360 percent of the aggregate fixed salary cost, all excluding social security costs.

Item 17 Implementation of Long-Term Variable Compensation Program 2019 (“LTV 2019”) including transfer of treasury stock

Following its continuous evaluation of the Company’s long-term variable compensation, the Board of Directors has concluded to propose an unchanged LTV 2019 from LTV 2018. LTV 2019 is an integral part of the Company’s remuneration strategy, in particular the Board of Directors wishes to encourage the leadership to build significant equity holdings to align the interests of the LTV Program participants with those of shareholders.

Proposals

The Long-Term Variable Compensation Program 2019

The Board of Directors proposes that the Annual General Meeting resolve on the implementation of a Long-Term Variable Compensation Program 2019 in accordance with the proposals set out below.

17.1 Implementation of the LTV 2019

The Board of Directors proposes that the Annual General Meeting resolves on the LTV 2019 for members of the Executive Team, comprising a maximum of 3 million shares of series B in Ericsson as set out below.

Objectives of the LTV Program

The LTV Program is designed to provide long-term incentives for members of the Executive Team (the “Participants”) and to incentivize the Company’s performance creating long-term value. The aim is to attract, retain and motivate executives in a competitive market through performance-based share related incentives and to encourage the build-up of significant equity holdings to align the interests of the Participants with those of shareholders.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2019

The LTV Program in brief

The LTV Program is proposed to include all members (current and future) of the Executive Team, currently comprising of 15 employees, including the President and CEO. Awards under LTV 2019 will be granted free of charge entitling the participant, provided that i.a. certain performance conditions set out below are met, to receive a number of shares, free of charge, following expiration of the three-year vesting period (“Performance Share Awards”). Allotment of shares pursuant to Performance Share Awards will be subject to the achievement of performance conditions, as set out below, and will generally require that the Participant retains his or her employment over a period of three years from the date of grant (the “Vesting Period”). All major decisions relating to LTV 2019 will be taken by the Remuneration Committee, with approval by the full Board of Directors as required.

Granting of Performance Share Awards

Granting of Performance Share Awards to the Participants will generally take place as soon as practicably possible following the Annual General Meeting 2019. For 2019, the value of the underlying shares in respect of the Performance Share Awards made to the President & CEO will not exceed 180% of the annual base salary at the time of grant, and for other participants, the value will not exceed 70% of the participants’ respective annual base salaries at the time of grant.

The share price used to calculate the number of shares to which the Performance Share Award entitles will be the volume-weighted average of the market price of Ericsson series B shares on Nasdaq Stockholm during the five trading days immediately following the publication of the Company’s interim report for the first quarter 2019

Performance criteria

The vesting of Performance Share Awards will be subject to the satisfaction of challenging performance criteria related to 2019 Group Operating Income target and total shareholder return (“TSR”1), which will determine what portion (if any) of the Performance Share Awards will vest at the end of the Vesting Period.

The 2019 Group Operating Income target relates to 50% of the Performance Share Awards and the maximum vesting level is 200%.

The performance criteria based on TSR are absolute TSR development and relative TSR development for the Ericsson series B share over the period January 1, 2019—December 31, 2021 (the “TSR Performance Period” 2). The TSR performance criteria relate to a total of 50% of the Performance Share Awards and the maximum vesting level for each of the TSR performance criteria is 200%.

[1]	Total shareholder return, i.e. share price growth including dividends.
[2]

To provide a stable assessment of performance, the TSR development will be calculated based on the average closing price of the Ericsson B share on Nasdaq Stockholm (or the corresponding closing share price of the relevant peer group company) for the three-month period immediately prior to the commencement and expiration of the Performance Period.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2019

The following conditions will apply to the performance criteria:

•	2019 Group Operating Income target:

50% of the Performance Share Awards granted to a Participant will be subject to fulfilment of a Group Operating Income target for the 2019 financial year. The 2019 Group Operating Income target established by the Board of Directors will stipulate a minimum level and a maximum level. The vesting level of Performance Share Awards related to 2019 Group Operating Income will be determined by the Board of Directors when the audited result for the financial year 2019 is available.

If the maximum performance level is reached or exceeded, the vesting will amount to (and will not exceed) the maximum level of 200% of the Performance Share Awards related to the 2019 Group Operating Income target. If performance is below the maximum level but exceeds the minimum level, a linear pro-rata vesting of shares will occur. No vesting will occur if performance amounts to or is below the minimum level. The allotment of the shares will not occur until the end of the Vesting Period in 2022.

•	TSR performance

Absolute TSR performance

30% of the Performance Share Awards granted to a Participant will be subject to fulfilment of an absolute TSR performance requirement over the TSR Performance Period. If the absolute TSR development reaches or exceeds 14% per annum compounded, the maximum vesting of 200% of the Performance Share Awards related to absolute TSR shall occur. If the absolute TSR development is below or reaches only 6% per annum compounded, no vesting will occur in respect of the Performance Share Awards related to the absolute TSR. A linear pro-rata vesting from 0% to 200% of the Performance Share Awards related to absolute TSR shall apply if the Company’s absolute TSR performance is between 6% and 14% per annum compounded.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2019

Relative TSR performance

20% of the Performance Share Awards granted to a Participant will be subject to fulfilment of a relative TSR performance requirement over the TSR Performance Period, compared to a peer group consisting of 12 peer companies (the “Peer Group”3). The vesting of the relative TSR related Performance Share Awards varies depending on the Company’s TSR performance ranking versus the other companies in the Peer Group. If the Company’s relative TSR performance is below the TSR development of the company ranked 7th in the Peer Group, no vesting will occur in respect of the Performance Share Awards related to relative TSR performance. Vesting of the Performance Share Awards related to relative TSR performance will occur at the following percentage levels, based on which ranking position in the Peer Group the Company’s TSR Performance corresponds to:

Position within the Peer Group level	Associated vesting percentage level
7 or lower	0%
6	40%
5	80%
4	120%
3	160%
2 or higher	200%

If the Company’s TSR performance is between two of the ranked companies, a linear pro-rata vesting shall apply between the vesting percentage levels for the relevant ranked positions.

Information about the outcome of the performance criteria will be provided not later than in the annual report for the financial year 2021.

Allotment of shares

Provided that the performance criteria above have been met and that the Participant has retained his or her employment (unless special circumstances are at hand) during the Vesting Period, allotment of vested shares will take place as soon as practicably possible following the expiration of the Vesting Period.

When determining the final vesting level of Performance Share Awards, the Board of Directors shall examine whether the vesting level is reasonable considering the Company’s financial results and position, conditions on the stock market and other circumstances, and if not, as determined by the Board of Directors, reduce the vesting level to the lower level deemed appropriate by the Board of Directors.

In the event delivery of shares to Participants cannot take place under applicable law or at a reasonable cost and employing reasonable administrative measures, the Board of Directors will be entitled to decide that Participants may, instead, be offered a cash settlement.

[3]

The Peer Group consists of the following companies: Cap Gemini, CGI Group, Cisco Systems, Cognizant, Corning, F5 Networks, Harris, International Business Machines, Juniper Networks, Motorola Solutions, Nokia, and Qualcomm. TSR will be measured in Swedish Krona (SEK) for all companies in line with best practice.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2019

Financing

The Board of Directors has considered different financing methods for transfer of shares under the LTV 2019. After evaluating the different options, the Board of Directors considers that transfer of treasury stock is the most cost efficient and flexible method to transfer shares under the LTV 2019.

Since the costs for the Company in connection with an equity swap agreement will be significantly higher than the costs in connection with transfer of treasury stock, the main alternative is that the financial exposure is secured by transfer of treasury stock and that an equity swap agreement with a third party is an alternative in the event that the required majority for approval is not reached.

Costs

The total effect on the income statement of the LTV 2019, including financing costs and social security fees, is estimated to range between SEK 71 million and SEK 130 million distributed over the years 2019-2022.

The administration cost for transfer of shares by way of an equity swap agreement is estimated to approximately SEK 10.5 million.

Dilution

The Company has approximately 3.3 billion shares in issue. As per December 31, 2018, the Company held approximately 37 million shares in treasury. The number of shares that may be required for ongoing long-term variable compensation programs as per December 31, 2018 is estimated to approximately 34.6 million shares, corresponding to approximately 1.0 percent of the number of outstanding shares. In order to implement the LTV 2019, a total of up to 3 million shares are required, which corresponds to approximately 0.1 percent of the total number of outstanding shares. The effect on important key figures is only marginal.

17.2 Transfer of treasury stock for the LTV 2019

a)	Transfer of treasury stock under the LTV 2019

Transfer of no more than 2.2 million shares of series B in the Company may occur on the following terms and conditions.

•

The right to acquire shares shall be granted to such persons within the Ericsson Group covered by the terms and conditions pursuant to the LTV 2019. Furthermore, subsidiaries within the Ericsson Group shall have the right to acquire shares, free of consideration, and such subsidiaries shall be obligated to immediately transfer, free of consideration, shares to employees covered by the terms and conditions of the LTV 2019.

•	The employee shall have the right to receive shares during the period when the employee is entitled to receive shares pursuant to the terms and conditions of the LTV 2019, i.e. in 2022.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2019

•	Employees covered by the terms and conditions of the LTV 2019 shall receive shares of series B in the Company free of consideration.

b)	Transfer of treasury stock on an exchange

The Company shall have the right to, prior to the Annual General Meeting in 2020, transfer no more than 800,000 shares of series B in the Company, in order to cover certain expenses, mainly social security payments. Transfer of the shares shall be effected on Nasdaq Stockholm at a price within the, at each time, prevailing price interval for the share as disseminated by Nasdaq Stockholm.

17.3 Equity Swap Agreement with third party in relation to the LTV 2019

In the event that the required majority for approval is not reached under item 17.2 above, the financial exposure of the LTV 2019 shall be hedged by the Company entering into an equity swap agreement with a third party, under which the third party shall, in its own name, acquire and transfer shares of series B in the Company to employees covered by the LTV 2019.

Majority rules

The resolution of the Annual General Meeting on implementation of the program according to item 17.1 above requires that more than half of the votes cast at the Annual General Meeting approve the proposal. The Annual General Meeting’s resolution on transfer of treasury stock according to item 17.2 a) above requires that shareholders representing at least nine-tenths of the votes cast as well as the shares represented at the Annual General Meeting approve the proposal and the Annual General Meeting’s resolution on transfer of treasury stock according to item 17.2 b) above requires that shareholders representing at least two-thirds of the votes cast as well as the shares represented at the Annual General Meeting approve the proposal. A valid resolution in accordance with the proposal for an equity swap agreement under item 17.3 above requires that more than half of the votes cast at the Annual General Meeting approve the proposal.

Information on shareholding guidelines for Group Management

The Board of Directors have adopted the following shareholding guidelines to be applied to the current and future members of the Executive Team effective from January 1, 2019, in order to encourage acquiring and maintaining a level of ownership of shares that more closely aligns the interests of the members of the Executive Team with those of the Company’s shareholders:

•	The President and CEO is required to build up and maintain a shareholding equivalent to at least 200% of his annual base salary,

•	The other members of the Executive Team are required to build up and maintain a shareholding equivalent to at least 75% of their annual base salaries.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2019

The current members of the Executive Team will have five years to build up the required share ownership starting from January 1, 2019. In case of new appointments to the Executive Team, the new members will be expected to fulfill the share ownership requirement at the fifth anniversary of the receipt of their first grant of Performance Share Awards under the LTV program.

The Board of Directors will consider as counting towards the applicable shareholding objective;

•	any interests in Ericsson series B shares held or acquired directly by the member of the Executive Team,

•	any vested but unexercised options (on a post-tax, post-exercise cost value), and

•	any equity awards held by the member of the Executive Team where performance and/or employment conditions have been met but which are subject to a holding period (on a post-tax basis).

Any unvested share, synthetic share or share option awards subject to performance conditions or continued employment shall not count towards the shareholding guideline. The Remuneration Committee shall monitor adherence to the shareholding guidelines and report periodically to the Board of Directors, and inform the members of the Executive Team, of the extent to which the shareholding guidelines have been met.

Description of ongoing variable compensation programs

In addition to the LTV-programs, which are directed at the members of the Executive Team, the Company also has ongoing long-term variable compensation programs directed at other employees within the Group. These programs are an integral part of the Company’s remuneration strategy as well as a part of the Company’s talent management strategy. The company has decided to implement the following share-related compensation programs for 2019. The Executive Performance Plan 2019 (“EPP 2019”) is designed to attract, retain and motivate senior managers in a competitive market through performance based long-term cash incentive supporting the achievement of the Company’s long-term strategies and business objectives. Approximately 200 senior managers will be eligible for the EPP 2019. There are two award levels at 15% and 22.5% of the participants’ annual gross salary. Participants are assigned a potential award, which is converted into a number of synthetic shares based on the same market price of Ericsson series B shares used for the LTV 2019 at the time of grant. The vesting level of the awards, occurring after a three-year vesting period, is subject to the achievement of the same performance criteria as for the LTV 2019, and generally requires that the participant retains his or her employment over the three-year vesting period. At the end of the Vesting Period, the allotted synthetic shares are converted into a cash amount, based on the market price of Ericsson series B shares at Nasdaq Stockholm at the payout date, and this final amount is paid to the Participant in cash gross before tax. It is estimated that approximately one million synthetic shares will be awarded under the EPP 2019. The maximum total cost effect of the EPP 2019 on the income statement, including social security fees, is estimated to be approximately SEK 320 million distributed over the years 2019-2022.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2019

The Key Contribution Plan 2019 (“KC Plan 2019”) is designed to recognize the best talent, individual performance, potential and critical skills as well as encourage the retention of key employees. Approximately 7,200 employees will be eligible for the KC Plan 2019. There are three award levels at 10%, 25% and 30% of the participants’ annual gross salary. Participants are assigned a potential award, which is converted into a number of synthetic shares based on the same market price of Ericsson series B shares used for the LTV 2019 at the time of grant. The program has a three year total vesting period during which the awards are paid on an annual rolling bases following the below payment schedule:

•	25% of the award at the end of the first year,

•	25% of the award at the end of the second year, and

•	50% of the award at the end of the full vesting period.

The value of each synthetic share is driven by the absolute share price performance of Ericsson series B shares during the vesting period. At the date of payout for each installment of the above described annual rolling payment schedule, the synthetic shares are converted into a cash amount, based on the market price of Ericsson Series B shares at Nasdaq Stockholm at the respective payout date, and this final amount is paid to the Participant in cash gross before tax. It is estimated that approximately 10 million synthetic shares will be awarded under the KC Plan 2019. The maximum total cost effect of the KC Plan 2019 on the income statement, including social security fees, is estimated to be approximately SEK 1.6 billion distributed over the years 2019-2022.

The Company’s ongoing variable compensation programs are described in further detail in the Annual Report 2018 in the Notes to the consolidated financial statements, Note G3: Share-based compensation and on the Company’s website. The Remuneration Report published in the Annual Report outlines how the Company implements its guidelines on remuneration to Group management in line with the Swedish Corporate Governance Code.

Item 18 The Board of Directors’ proposal for resolution on transfer of treasury stock to employees in relation to the resolution on the Long-Term Variable Compensation Program 2018 (“LTV 2018”)

Background

The Annual General Meeting 2018 resolved to implement a Long-Term Variable Compensation Program (“LTV 2018”). The Board of Directors proposes the following method for securing the undertakings under the LTV 2018. After evaluating different options, the Board of Directors considers that transfer of treasury stock is the most cost efficient and flexible method to secure the undertakings under the LTV 2018.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2019

18.1 Transfer of treasury stock for the LTV 2018

a)	Transfer of treasury stock under the LTV 2018

To secure the delivery of Performance Shares in accordance with the terms of the LTV 2018, the Board of Directors proposes that the Annual General Meeting resolve that the Company shall have the right to transfer no more than 2.2 million shares of series B in the Company on the following terms and conditions.

•

The right to acquire shares shall be granted to such persons within the Ericsson Group covered by the terms and conditions pursuant to the LTV 2018. Furthermore, subsidiaries within the Ericsson Group shall have the right to acquire shares, free of consideration, and such subsidiaries shall be obligated to immediately transfer, free of consideration, shares to employees covered by the terms and conditions of the LTV 2018.

•	The employee shall have the right to receive shares during the period when the employee is entitled to receive shares pursuant to the terms and conditions of the LTV 2018, i.e. in 2021.

•	Employees covered by the terms and conditions of the LTV 2018 shall receive shares of series B in the Company free of consideration.

b)	Transfer of treasury stock on an exchange

The Company shall have the right to, prior to the Annual General Meeting in 2020, transfer no more than 800,000 shares of series B in the Company, in order to cover certain expenses, mainly social security payments. Transfer of the shares shall be effected on Nasdaq Stockholm at a price within the, at each time, prevailing price interval for the share as diseminated by Nasdaq Stockholm.

18.2 Equity Swap Agreement with third party in relation to the LTV 2018

In the event that the required majority for approval is not reached under item 18.1 above, the financial exposure of the LTV 2018 shall be hedged by the Company entering into an equity swap agreement with a third party, under which the third party shall, in its own name, acquire and transfer shares of series B in the Company to employees covered by the LTV 2018.

Administration costs

The administration cost for an equity swap agreement are estimated to approximately SEK 9.4 million.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2019

Majority rules

The Annual General Meeting’s resolution on transfer of treasury stock according to item 18.1 a) above requires that shareholders representing at least nine-tenths of the votes cast as well as the shares represented at the Annual General Meeting approve the proposal and the Annual General Meeting’s resolution on transfer of treasury stock according to item 18.1 b) above requires that shareholders representing at least two-thirds of the votes cast as well as the shares represented at the Annual General Meeting approve the proposal. A valid resolution in accordance with the proposal for an equity swap agreement under item 18.2 above requires that more than half of the votes cast at the Annual General Meeting approve the proposal.

Item 19 The Board of Directors’ proposal for resolution on transfer of treasury stock in relation to the resolutions on the Long-Term Variable Compensation Programs 2015, 2016 and 2017

Background

The Annual General Meetings 2015, 2016 and 2017 resolved on a right for the Company to transfer in total not more than 10,200,000 shares of series B in the Company on a stock exchange to cover certain payments, mainly social security charges, which may occur in relation to the Long-Term Variable Compensation Programs 2015, 2016 and 2017.

Each resolution has only been valid up to the following Annual General Meeting. Resolutions on transfer of treasury stock for the purpose of the above mentioned programs have therefore been repeated at the subsequent Annual General Meeting.

In accordance with the resolutions on transfer of in total not more than 10,200,000 shares, 423,200 shares of series B have been transferred up to February 19, 2019.

Proposal

The Board of Directors proposes that the Annual General Meeting resolve that the Company shall have the right to transfer, prior to the Annual General Meeting 2020, not more than 9,776,800 shares of series B in the Company, or the lower number of shares of series B, which as per March 27, 2019 remains of the original 10,200,000 shares, for the purpose of covering certain payments, primarily social security charges that may occur in relation to the Long-Term Variable Compensation Programs 2015, 2016 and 2017. Transfer of shares shall be effected on Nasdaq Stockholm at a price within the, at each time, prevailing price interval for the share.

Majority rules

The resolution of the Annual General Meeting on a transfer of treasury stock requires that shareholders holding at least two-thirds of the votes cast as well as the shares represented at the Annual General Meeting vote in favor of the proposal.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2019

Shares and votes

There are in total 3,334,151,735 shares in the Company; 261,755,983 shares of series A and 3,072,395,752 shares of series B, corresponding to in total 568,995,558.2 votes. The Company’s holding of treasury stock amounts to 33,227,212 shares of series B, corresponding to 3,322,721.2 votes.

Information at the Annual General Meeting

The Board of Directors and the President shall, if any shareholder so requests and the Board of Directors believes that it can be done without material harm to the Company, provide information regarding circumstances that may affect the assessment of an item on the agenda and circumstances that can affect the assessment of the Company’s or its subsidiaries’ financial situation and the Company’s relation to other companies within the Group.

Documents

The complete proposals of the Nomination Committee with respect to Items 1 and 9 – 15 above, including a description of the work of the Nomination Committee before the Annual General Meeting and Exhibit 1 and 2 to the Nomination Committee’s proposals, and the shareholder letter (in original language) under item 20, are available at the Company’s website www.ericsson.com. The documents will be sent upon request to shareholders providing their address to the Company. In respect of all other items, complete proposals are provided under the respective item in the invitation.

The Annual Report and the Auditor’s Report as well as the Auditor’s statement regarding the guidelines for remuneration to Group management will be made available at the Company and posted on the Company’s website www.ericsson.com no later than three weeks prior to the Annual General Meeting. The documents will be sent upon request to shareholders providing their address to the Company.

Stockholm, February 2019

The Board of Directors